Networth Technologies, Inc.
6499 NW 9th Avenue
Suite 304
Ft. Lauderdale, FL 33309

March 3, 2005

VIA EDGAR

Mr. Reginald A. Norris
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0404

Re:	Withdrawal of Registration Statement on Form SB-2 (the “Registration Statement”)
Filed with the Securities and Exchange Commission on January 31, 2005
(Registration No. 333-122416)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Networth Technologies hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. Networth Technologies has decided not to proceed with the equity line of credit financing at this time. The Registration Statement related primarily to the equity line of credit and the resale of the shares of common stock to be issued under the equity line of credit. No shares have been sold under the Registration Statement.

Sincerely,

By:	/s/ L. Joshua Eikov
L. Joshua Eikov
Chief Executive Officer